Exhibit 21.1

Nuvectra Corporation

List of Subsidiaries as of December 30, 2015

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization

Algostim, LLC	Delaware

NeuroNexus Technologies, Inc.	Michigan

PelviStim LLC	Delaware